Room 4561
Via fax (949) 585-4496

January 18, 2008

L. George Klaus
Chief Executive Officer
Epicor Software Corporation
18200 Von Karman Ave
Suite 1000
Irvine, CA 92612

      Re: **Epicor Software Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2006
               File no. 0-21180

Dear Mr. Klaus:

      We have completed our review of your Form 10-K and do not, at this time, have any further comments

                          Sincerely,

                          Kathleen Collins
                          Accounting Branch Chief